

September 20, 2012

Via E-mail
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico

> **Re:**   **Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-11080**

Dear Mr. Bravo:

We have reviewed your response letter dated August 3, 2012 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2011

Financial Statements, page F-1

Note 4. Basis of Presentation and Consolidation, page F-11
h. Transaction with RCO, page F-13

1.   We note from your response to prior comment six that you believe there is a conflict between the requirements of IAS 27 (2008) and those of IAS 28 regarding how to account for this transaction. We believe, however, that IAS 27 should be applied for the disposal of CONIPSA and COVIQSA and then you should apply the guidance in IAS 28.22 for the calculation of the amount of gain to recognize, as part of your application of the equity method of accounting. Please apply the guidance in IAS 28.22 and address the need to revise your financial statements accordingly.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief